

July 26 2012

Via U.S. Mail
Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer
Moody's Corporation
7 World Trade Center at 250 Greenwich Street
New York, New York 10007

Re: **Moody's Corporation**
Form 10-K for fiscal year ended December 31, 2011
Filed February 27, 2012
Form 10-Q for period ended March 31, 2012
Filed May 2, 2012
File No. 001-14037

Dear Mr. McDaniel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Results of Operations, page 36

1. We note your disclosure that your total consolidated US revenue increased by $87.5 million in fiscal year ended December 31, 2011. In addition, we note your total consolidated US revenue increased $42.6 million to $344.0 million as of March 31, 2012, when compared to March 31, 2011. Your disclosure indicates the primary drivers behind the revenue growth were changes in the mix of fee type, new fee initiatives and certain pricing increases. In future filings, please provide more specific detail as to why line items have changed and whether any changes have prospective implications. For instance, if you anticipate changes in your fee types and the addition of new fee initiatives and price increases in the future, please specifically discuss the products or services within a specific operating segment these fee increases and changes are

associated with. Please also note in addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Long-term equity incentive compensation, page 32

2. We note your disclosure that each NEO may be granted long-term equity awards in the form of performance-based shares that will be earned following the completion of a three-year performance period only if pre-established performance goals are met or exceeded. Additionally, we note that the weights of these metrics vary depending on each NEO's roles and responsibilities. In future filings, include the specific weights of the performance goals applied to each NEO, addressing the specific reasons behind the weighting system.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail

Elizabeth McCarroll